SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sphere 3D Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

84841L308
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall  be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84841L308

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hertford Advisors Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b) X
3.	SEC Use Only
4.	Citizenship of Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,500,000
	6.	Shared Voting Power
	7.	Sole Dispositive Power 4,500,000
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by each Reporting Person 4,500,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 7.07%[1]
12.	Type of Reporting Person (See Instructions) OO

____________

1 The percentage used herein are calculated based on 63,032,908 outstanding shares of the issuer currently issued and outstanding pursuant to Rule 13(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

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ITEM 1:

(a) Name of Issuer: Sphere 3D Corp.

 (b) Address of Issuer’s Principal Executive Offices:

 895 Don Mills Road, Building 2, Suite 900, Toronto, Ontario, Canada M3C 1W3

ITEM 2:

(a) Name of Person Filing:

Herford Advisors Ltd.

(b) Address of Principal Business Office or, if None, Residence:

Suite 3204, Unit 2A 49 Market Street, PO Box 1586, Grand Cayman KY1-1201, Box N-9204, Cayman Islands

(c) Citizenship:

Cayman Islands

(d) Title of Class of Securities:

Common Shares

(e) CUSIP Number:

84841L308

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ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4: OWNERSHIP.

(a) Amount beneficially owned:

 4,500,000

(b) Percent of class:

7.07%

(c) Number of shares as to which the person has:2

(i)	Sole power to vote or to direct the vote: 4,500,000
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of: 4,500,000
(iv)	Shared power to dispose or to direct the disposition of

ITEM 5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

ITEM 6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

ITEM 8: IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

ITEM 9: NOTICE OF DISSOLUTION OF GROUP.

ITEM 10: CERTIFICATIONS.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired nor are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

__________

2 The percentage used herein are calculated based on 63,032,908 outstanding shares of the issuer currently issued and outstanding pursuant to Rule 13(d)(1)(i) of the Securities Exchange Act of 1934, as amended.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022	By:	/s/ Janet Wedgewood
Janet Wedgewood

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